FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period 17 October 2006 to 12 December 2006
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Preliminary Trading Update – 12 December 2006

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – K G Hanna, 17 October 2006

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – H Blanks, 17 October 2006

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – S J Driver, 17 October 2006

99.5	Notification of Major Interests in Shares – Barclays PLC, 18 October 2006

99.6	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – Baroness Wilcox, 26 October 2006

99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – H Blanks, 26 October 2006

99.8	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – K G Hanna, 16 November 2006

99.9	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – H Blanks, 16 November 2006

99.10	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – S J Driver, 16 November 2006

99.11	Notification of Major Interests in Shares – Barclays PLC, 29 November 2006

99.12	Retirement of Baroness Wilcox as a Non-Executive Director – 1 December 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	12 December 2006

Exhibit 99.1
12th December, 2006
Cadbury Schweppes Preliminary Trading Update
Cadbury Schweppes issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2006. The preliminary results for 2006 will be announced on 20 February, 2007.
Todd Stitzer, Cadbury Schweppes’ CEO said, “2006 has been a challenging year for Cadbury Schweppes with very strong performances across large parts of our business partly offset by events in the UK and Nigeria. Although these have taken the edge off another year of strategic and operating progress for the group, our performance in 2006 will be in line with previous guidance. As we move forward into 2007, we believe that the fundamentals of our business remain strong.”
Trading Performance
Overall, trading remains in line with expectations outlined in October ahead of our IR Seminar. We expect like-for-like revenue growth around the middle of our goal range. Underlying margins (excluding Cadbury Schweppes Bottling Group and Cadbury Nigeria) are likely to be broadly level with last year, with Fuel for Growth savings offset by higher commodity costs, increased investment in growth and a challenging year in the UK.
We measure performance against our goal range for revenues excluding acquisitions and disposals, and for margins including acquisitions and disposals. In November, Cadbury Nigeria discovered a significant overstatement of its financial position. A review by the investigating accountants is continuing and for the purposes of this update, the results of Cadbury Nigeria (a fully consolidated subsidiary from February 2006) have been excluded from our comments on underlying performance. For the full year, after confirmation of the audited results, we expect to include Cadbury Nigeria’s current year trading losses in our underlying results.
Three of our four regions – Americas Beverages, Americas Confectionery and Asia Pacific – continue to make strong progress benefiting from further share gains, successful innovation and growth in emerging markets.
In Americas Beverages, share gains in carbonated soft drinks (CSDs) are being driven by good performances from key brands, including Dr Pepper, 7 UP, Sunkist and A&W. In non-CSDs, the core brands are showing good growth with Snapple showing some improvement following the introduction of a range of premium teas. The performance of our recently acquired bottling operations has been strong and their integration remains on track, with good progress being made on cost and revenue synergies.
Our Americas Confectionery businesses are having an excellent year. In US gum, our share remains 300 basis points ahead year-to-date benefiting from flavour and packaging innovation on Trident, and the introduction of a new brand, Stride which now has a 2.7% share of the $3.6 billion US gum market. Our Latin American businesses continue to grow strongly with innovation driving improved results in Mexico.
Performance in Europe, Middle East and Africa (EMEA) has been mixed in the second half with stronger top-line growth in emerging markets largely offset by a weaker performance from the UK. Profits in the second half will be impacted by challenging trading in the UK and costs relating to increased innovation across the region. In Continental Europe, our businesses in France, Spain and Greece are benefiting from successful gum innovations including further launches of centre-filled gum products under the Hollywood and Trident brands.

In the UK, the confectionery market is improving and the important pre-Christmas selling season is progressing satisfactorily with recent innovations, Cadbury Melts and Flake Dark, continuing to perform strongly. Although competitive activity has been strong, our share year-to-date is in line with last year and we remain encouraged by the progress made. In the last few days, we have announced to the trade that we will be launching Trident Splash and Trident Soft gum brands at the end of January.
Our businesses in the Asia Pacific region have continued to perform well. We expect good results from Australia and New Zealand despite intensified retail competition in the second half. In emerging markets, India is having a particularly good year with recent performance boosted by a very strong demand during the important Diwali festival.
Cadbury Nigeria
Following its announcement on 16 November, Cadbury Nigeria (our 50.02% owned subsidiary) has today announced that it has received a preliminary report from the investigating accountants into the accounting irregularities. This has confirmed a significant and deliberate overstatement of the company’s financial position over a number of years. The CEO and Finance Director have been relieved of their positions. A complete review of the business has been initiated by the Board of Cadbury Nigeria.
Cadbury Nigeria has announced that it expects to report an operating loss in 2006 in the range of £5 - £10 million. In addition, it will also make one-time exceptional charges in respect of profit and balance sheet overstatements for the current and prior years of around £55 - £60 million. These operating losses and exceptionals remain subject to year end audit processes. Cadbury Schweppes’ share of the one-time charges will be booked in non-underlying items in the 2006 accounts (see below).
The gross value of Cadbury Nigeria on Cadbury Schweppes’ balance sheet as at 30 June 2006 was £70 million, including £25 million of goodwill. The net value after deducting minority interests is £48 million. In 2005, Cadbury Nigeria was reported as an associate in Cadbury Schweppes’ accounts and contributed a net profit of £6 million. In the first half of 2006, Cadbury Nigeria contributed a net profit of £1 million to the Group. It was accounted for as an associate until 28 February and as a fully consolidated subsidiary for the remaining 4 months.
Non-Underlying Items
In 2006, non-underlying items are expected to be a net credit and will include:
▪	A net credit arising from the disposal of businesses and fixed assets in the current and prior years including:
-	Around a £600 million profit on the disposal of our beverages businesses in Europe, South Africa and Syria

-	Around a £30 million factory insurance recovery following a fire in 2005 at our Monkhill Confectionery business in the UK

-	A write-back of approximately £30 million relating to tax provisions following an agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a bottling joint venture in the UK. At the time of the disposal, a tax provision of £100 million was created. The settlement will result in a final cash tax payment of around £60 million which will be made in the current year.
▪	Charges in respect of the UK contamination, which have increased from an estimated £20 million to around £30 million, primarily reflecting higher manufacturing and facility rectification and remediation costs.

▪	A charge of £20 - £25 million reflecting the Group’s share of the one-time exceptionals which will be booked by Cadbury Nigeria. Following the results of the review, we will assess the carrying value of Cadbury Nigeria in the Group’s balance sheet.

Ends
Teleconference Calls
A teleconference for analysts and investors will take place at 9.00am (GMT) today, 10.00am (central Europe).

Conference telephone number:	+44 207 138 0818 (UK & Europe)

+1 718 354 1171 (US)

Replay Details	+44 207 806 1970 (UK & Europe)
+1 718 354 1112 (US)

Replay Pass code	2279452#
A further teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Conference telephone number:	+44 207 138 0817 (UK & Europe)

+1 718 354 1171 (US)

Replay Details	0207 806 1970 (UK & Europe)
+1 718 354 1112 (US)

Replay Pass code	5450064#
Next Events
Forthcoming Group announcements/events are listed below:

20 February 2007	Announcement of Preliminary Results

22 February 2007	Presentation at CAGNY (Consumer Analyst Group of New York)
Ends

Cadbury Schweppes plc	+ 44 20 7409 1313

http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith
Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to Editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery business and has a strong regional beverages presence in North America and in Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around 70,000 people.
2. About Cadbury Nigeria
Cadbury Nigeria is the leading producer of candy, gum and food beverages for the Nigerian market and the West African sub-region. Its brands include Tom Tom, Bournvita and Bubba bubble gum. Cadbury Nigeria also owns a cocoa processing business, the Stanmark Cocoa Processing Company, which produces cocoa products for the Nigerian market and for export. Cadbury Nigeria is listed on the Nigerian Stock Exchange. Its headquarters are in Lagos and it employs around 1,700 people.
In the year ended 31 December 2005, Cadbury Nigeria’s audited accounts reported revenues of £122 million and underlying operating profit of £22 million. These numbers include revenues of £20 million and underlying operating profit of £2 million from a contract with Knorr which was terminated in November 2005. In the six months to 30 June 2006, Cadbury Nigeria reported revenues of £49 million and underlying operating profit of £3 million.
Cadbury Nigeria was reported as an associate in Cadbury Schweppes’ group accounts in 2005. In the first half of 2006, it was reported as an associate until 28 February and as a fully consolidated subsidiary from 28 February to the 30 June half year end. The following table shows the contribution of Cadbury Nigeria to Cadbury Schweppes for the full year 2005 and first half 2006.

Cadbury Nigeria: Contribution to Cadbury Schweppes’ Group Income

	Full Year
	2005	First Half 2006
	52 wks to	8 wks to	18 wks to	26 Wks to
£m’s	31 Dec#	28 Feb#	30 Jun**	30 Jun
Revenue	n/a	n/a	40	40

Underlying Operating Profit	n/a	n/a	6	6

Associates*	6	(1)	—	(1)

Interest	n/a	n/a	(2)	(2)

Underlying Pre-tax Profit	6	(1)	4	3

Tax and Minority Interest	n/a	n/a	(2)	(2)

Net Contribution	6	(1)	2	1

*	Associate profits net of interest and tax

#	Cadbury Nigeria accounted for as an associate

**	Cadbury Nigeria accounted for as a subsidiary

Exhibit 99.2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC		2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

				(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

				(iii) both (i) and (ii)

				(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

				N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S
	KENNETH GEORGE HANNA	250,000		ALL-EMPLOYEE SHARE INCENTIVE
	BANK OF NEW YORK NOMINEES LTD A/C 491846	248,359		PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN
	HSDL NOMINEES LTD A/C SIP	819		RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 24	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.5750	14.	Date and place of transaction 16 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 499,202	16.	Date issuer informed of transaction 16 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

K G HANNA
CHIEF FINANCIAL OFFICER
Date of notification 17 OCTOBER 2006

Exhibit 99.3
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

				(iii) both (i) and (ii) (i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them			8. State the nature of the transaction ACQUISITION OF SHARES THROUGH
	HESTER BLANKS	52,770		PARTICIPATION IN THE COMPANY’S
	ANDREW GABBUTT	25,214		ALL-EMPLOYEE SHARE INCENTIVE PLAN,
	BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268		PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE
	HSDL NOMINEES LTD A/C SIP	1,623		DEALINGS.
	HSDL NOMINEES LTD A/C MAXI	1,297
	HALIFAX SC PEP	3,839

9.	Number of shares, debentures or financial instruments relating to shares acquired 24	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.5750	14.	Date and place of transaction 16 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 109,035	16.	Date issuer informed of transaction 16 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

K G HANNA
CHIEF FINANCIAL OFFICER
Date of notification 17 OCTOBER 2006

Exhibit 99.4
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)

3.	Name of person discharging managerial responsibilities/director STEPHEN JOHN DRIVER
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

STEPHEN JOHN DRIVER	40,000
BANK OF NEW YORK NOMINEES LTD A/C 491846	11,678
HSDL NOMINEES LTD A/C SIP	227
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 24	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.5750	14.	Date and place of transaction 16 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 51,929	16.	Date issuer informed of transaction 16 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

K G HANNA
CHIEF FINANCIAL OFFICER

Date of notification 17 OCTOBER 2006

\

Exhibit 99.5
SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC
2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18
NON-BENEFICIAL INTEREST
4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LTD	22,755,028
INVESTORS BANK AND TRUST CO.	20,122,948
BARCLAYS CAPITAL NOMINEES LTD	12,763,486
GERRARD NOMINEES LTD	5,361,467
STATE STREET NOMINEES LTD	1,096,404
BARCLAYS TRUST CO.	323,984
BARCLAYS GLOBAL INVESTORS CANADA	155,721
BANK OF NEW YORK	149,888
MELLON NOMINEES LTD	83,860
VARIOUS MINOR ACCOUNTS	172,587

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security			10.	Date of transaction	11.	Date company informed
	ORDINARY SHARES OF 12.5P EACH				11 OCTOBER 2006		17 OCTOBER 2006

12.	Total holding following this notification 62,985,373			13.	Total percentage holding of issued class following this notification
					3.01%

14.	Any additional information			15.	Name of contact and telephone number for queries
					JULIAN BADDELEY
					020 7830 5183

16.	Name and signature of authorised company official responsible for making this notification

	H BLANKS
	GROUP SECRETARY
Date of notification 18 OCTOBER 2006

Exhibit 99.6
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)

3.	Name of person discharging managerial responsibilities/director

BARONESS JUDITH ANN WILCOX
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BARONESS JUDITH ANN WILCOX	26,389
R C GREIG NOMINEES LTD (PENSION)	2,400
COUTTS NOMINEES LTD A/C SCS (PEPS)	2,785
KILLICK & CO (ISA)	1,539
8.	State the nature of the transaction

ACQUISITION OF ADDITIONAL SHARES THROUGH PARTICIPATION IN THE INTERIM DIVIDEND 2006 DIVIDEND RE-INVESTMENT PLAN

9.	Number of shares, debentures or financial instruments relating to shares acquired 178	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.3979	14.	Date and place of transaction 20 OCTOBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 33,291	16.	Date issuer informed of transaction 25 OCTOBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 26 OCTOBER 2006

Exhibit 99.7
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii)DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

HESTER BLANKS
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR & PDMR’S SPOUSE
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HESTER BLANKS	52,770
ANDREW GABBUTT	25,214
BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268
HSDL NOMINEES LTD A/C SIP	1,647
HSDL NOMINEES LTD A/C MAXI	1,297
HALIFAX SC PEP	3,839
8.	State the nature of the transaction

ACQUISITION OF ADDITIONAL SHARES THROUGH PARTICIPATION IN THE INTERIM DIVIDEND 2006 DIVIDEND RE-INVESTMENT PLAN

9.	Number of shares, debentures or financial instruments relating to shares acquired

587

(H BLANKS: 397; A GABBUTT: 190)
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.3979
14.	Date and place of transaction

20 OCTOBER 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

109,622
16.	Date issuer informed of transaction

25 OCTOBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 26 OCTOBER 2006

Exhibit 99.8
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii)DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3.	Name of person discharging managerial responsibilities/director

KENNETH GEORGE HANNA
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KENNETH GEORGE HANNA	250,000
BANK OF NEW YORK NOMINEES LTD A/C 491846	248,359
HSDL NOMINEES LTD A/C SIP	843
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

32
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.36
14.	Date and place of transaction

13 NOVEMBER 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

499,234
16.	Date issuer informed of transaction

15 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 16 NOVEMBER 2006

Exhibit 99.9
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

HESTER BLANKS
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HESTER BLANKS	53,167
ANDREW GABBUTT	25,404
BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268
HSDL NOMINEES LTD A/C SIP	1,647
HSDL NOMINEES LTD A/C MAXI	1,297
HALIFAX SC PEP	3,839
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired

A38
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.36
14.	Date and place of transaction

13 NOVEMBER 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

109,660
16.	Date issuer informed of transaction

15 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY

020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 16 NOVEMBER 2006

Exhibit 99.10
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

STEPHEN JOHN DRIVER
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

STEPHEN JOHN DRIVER	40,000
BANK OF NEW YORK NOMINEES LTD A/C 491846	11,678
HSDL NOMINEES LTD A/C SIP	251
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

28
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.36
14.	Date and place of transaction

13 NOVEMBER 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

51,957
16.	Date issuer informed of transaction

15 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY

020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 16 NOVEMBER 2006

Exhibit 99.11
SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES
     All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest
	CADBURY SCHWEPPES PLC				BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL INTEREST			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT DISCLOSED

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security			10.	Date of transaction	11.	Date company informed
	ORDINARY SHARES OF 12.5P EACH				21 NOVEMBER 2006		28 NOVEMBER 2006

12.	Total holding following this notification 61,895,165			13.	Total percentage holding of issued class following this notification 2.96%

14.	Any additional information			15.	Name of contact and telephone number for queries
					JULIAN BADDELEY
					020 7830 5183

16.	Name and signature of authorised company official responsible for making this notification

	J MILLS
	DIRECTOR OF GROUP SECRETARIAT
Date of notification 29 NOVEMBER 2006

Exhibit 99.12
FINAL
1 December 2006
RETIREMENT OF BARONESS WILCOX AS A NON-EXECUTIVE DIRECTOR
Cadbury Schweppes announces that Baroness Wilcox, a non-executive director since 1997, will retire from the Board on 31 December, 2006.
Sir John Sunderland, Chairman, said: “On behalf of the Board, I would like to thank Baroness Wilcox for her dedicated service and commitment to Cadbury Schweppes over nearly 10 years. Her contribution has been much valued, notably in her Chairmanship of the Board Corporate and Social Responsibility committee, where she has played a key role in formulating our strategy and approach.”
Following the retirement of Baroness Wilcox, Cadbury Schweppes’ Board will comprise:
Sir John Sunderland – non-executive chairman
Roger Carr — deputy chairman and senior independent non-executive
Todd Stitzer — chief executive officer
Ken Hanna — chief financial officer
Bob Stack — chief human resources officer
Sanjiv Ahuja – independent non-executive
Dr Wolfgang Berndt — independent non-executive
Rick Braddock — independent non-executive
The Rt Hon The Lord Patten of Barnes CH — independent non-executive
David Thompson- independent non-executive
Rosemary Thorne — independent non-executive
Raymond Viault – independent non-executive

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd
Katie Bolton

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around 70,000 people.